United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Press Information dated March 21st., 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: March 21, 2003

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.
NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., by this notice the shareholders of the Company are called to the General Ordinary Shareholders' Meeting which shall be held on April 24, 2003 at 17:00 hours, in the ''Ministros'' Auditorium of the Sheraton Ambassador Hotel, located in Avenida Hidalgo Oriente No. 310, Monterrey City, Nuevo Leon, in order to discuss and resolve the issues contained in the following:

AGENDA
 GENERAL ORDINARY MEETING

  Discussion and, as the case may be, approval or amendment of the Board of Directors' report referred to in Article 172 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), for the fiscal year commencing on January 1 and ending December 31, 2002, regarding the operations of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. and the corporations where it owns the majority of the capital stock and where its investment exceeds 20% of its equity, taking into account the Statutory Auditor's report.

  Presentation of the Audit Committee's annual report, with respect to its activities pursuant to article 14 Bis 3 of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and article Sixteenth of the Company's By-laws.

  Drafting and approval, if applicable, of the application of results for the period referred in the first matter of this Agenda, including the proposal of approving and paying dividends in cash and in Mexican currency, derived from the amounts of the fiscal net profit, at $0.22 (TWENTY-TWO CENTS MXN) for each share, and the procedure to be followed for their payment.

  Proposal for determining the maximum amount of capital stock to be used for the repurchase of shares of the Company, and presentation of the report on the operations made with the Company's own shares during the fiscal year 2002.

  Election of the members of the Board of Directors and the Statutory Auditor, and their respective alternates and determination of their fees.

  Designation of the members of the Audit Committee and determination of their fees.

  Designation of Special Delegates to comply with, and formalize, the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and approval, if applicable, of the Minutes.

In order to proceed to the execution of the Ordinary Shareholders' Meeting above notified, as provided by Articles 173 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), 14 Bis 3, section VI, letter b) of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and thirty-sixth of the By-laws of the Company, the Board of Directors' report, the report of the Statutory Auditor, and the documentation related with the Agenda is, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Avenida la Clinica No. 2520 Delta Building First Floor, Col. Sertoma, Monterery, Nuevo Leon.

In order to have the right to attend and vote at the corresponding Shareholders' Meeting, as provided by Articles 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and Article 78 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Secretary or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Secretary of the Company the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Secretariat of the Company at Avenida la Clinica No. 2520 Delta Building First Floor, Col. Sertoma, Monterery, Nuevo Leon, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred in Article 14 Bis, 3 section VI, letter c), of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are found for disposition of the interested parties and the financial intermediaries of the Securities Market through the S.D. Indeval, S.A. de C.V.

Monterrey, Nuevo Leon, March 21, 2003

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2002, the company's market share was approximately 73% within the corn flour industry.